Exhibit 2

Execution Version

AMENDMENT NO. 1 TO RIGHTS AGREEMENT

This AMENDMENT NO. 1 (the “Amendment”), dated as of June 22, 2015, is made by and between SINA Corporation, a Cayman Islands exempted company (the “Company”), and American Stock Transfer & Trust Company, LLC, a New York limited liability trust company, as Rights Agent (the “Rights Agent”).

RECITALS

A.                                    The Company and the Rights Agent are parties to a Rights Agreement dated as of April 23, 2015 (the “Rights Agreement”).

B.                                    The Board of Directors of the Company has determined that the modifications to the Rights Agreement set forth herein are necessary and desirable to facilitate the orderly operation of the Rights Plan to the benefit of the Company and the holders of Ordinary Shares of the Company, the Company has accordingly directed the Rights Agent to so amend this Agreement as provided in Section 27 of the Rights Agreement, and the Company and the Rights Agent are accordingly executing this Amendment in order to effectuate such modifications.

C.                                    Terms used but not defined herein have the meaning ascribed to such terms in the Rights Agreement.

NOW, THEREFORE, the parties agree as follows:

1.                                      Amendment and Restatement of Section 1(a).  Section 1(a) of the Rights Agreement is hereby amended and restated to read in its entirety as follows:

“(a) “Acquiring Person” shall mean any Person who or which, together with all Affiliates and Associates of such Person, shall be the Beneficial Owner of ten percent (10%) or more of the Ordinary Shares of the Company then outstanding, but shall not include (i) the Company, (ii) any Subsidiary of the Company, (iii) any employee benefit plan of the Company, or of any Subsidiary of the Company, or any Person or entity organized, appointed or established by the Company for or pursuant to the terms of any such plan, (iv) Mr. Charles Chao or any Affiliate controlled by Mr. Charles Chao or (v) any Person who becomes the Beneficial Owner of ten percent (10%) or more of the Ordinary Shares of the Company then outstanding as a result of a reduction in the number of shares outstanding due to the repurchase of shares by the Company unless and until such Person, after becoming aware that such Person has become the Beneficial Owner of ten percent (10%) or more of the then outstanding Ordinary Shares, acquires beneficial ownership of additional shares representing one half of one percent (0.5%) or more of the Ordinary Shares of the Company then outstanding.”

2.                                      Governing Law.  This Amendment, each Right and each Rights Certificate issued hereunder shall be deemed to be a contract made under the laws of the State of New York and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts made and to be performed entirely within such State.

3.                                      Counterparts.  This Amendment may executed in counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

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[SIGNATURE PAGE FOR AMENDMENT NO 1. TO RIGHTS AGREEMENT]

IN WITNESS WHEREOF, the parties have caused this Amendment to be duly executed as of the date first set forth above.

Attest:		SINA Corporation

/s/ Bonnie Yi Zhang		By:	/s/ Charles Chao
Name:	Bonnie Yi Zhang		Name:	Charles Chao
Title:	Chief Financial Officer of		Title:	Chief Financial Officer of
	SINA Corporation			SINA Corporation

American Stock Transfer & Trust Company, LLC,
as Rights Agent

		By:	/s/ Jennifer Donovan
			Name:	Jennifer Donovan
			Title:	Senior Vice President